COFFEE PACIFICA INC.

Suite 1210 1200 West 73rd Avenue, Vancouver, B.C., Canada, V6P 6G5 Tel: (604) 264 8012 Fax: (604) 264 8006

Email: shailen@coffeepacifica.com, Website: www.coffeepacifica.com

PRIVATE & CONFIDENTIAL

March 6, 2006

Securities & Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Mail Stop 3561

ATTENTION: Mr. William Choi

Dear Sir:

RE: FILE # 333-101702;

        Form 10-Ksb For The Fiscal Year Ended December 31 2004

        Filed March 24, 2005

        Item 4.01 Form 8K

        Filed March 1, 2006

We refer to your letter dated March 3, 2006 in respect of the Form 10-KSB for the Fiscal Year Ended December 31, 2004 and the Form 8K filed March 24, 2006. The Company provides the following responses:

General

  In future responses to comment letters, the Company will furnish a cover letter keyed to the SEC's comments and provide all requested information.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Exhibits

Consents of Experts

  In future filings, the Company will provide a consent from our independent accountants when financial statements are incorporated by reference into previously filed registration statements.

Item 4.01 Form 8-K filed March 1, 2006

  This has been amended by incorporating by reference to a new 8K filed with a report date of May 3, 2005.

  The third paragraph has been amended to include all reports for the past two fiscal years.

  The fourth paragraph has been amended to include the period up to and including the date of resignation.

Yours truly,

/s/ Shailen Singh

Shailen Singh

President & CEO